Cenovus reports voting results of election of Directors

Calgary, Alberta (April 26, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced that at its annual meeting of shareholders held on April 26, 2017 each of the 11 nominees proposed as Directors and listed in its Management Information Circular dated March 3, 2017 were elected as Directors. The detailed results of the vote are set out below.

Nominee	Votes for		Votes withheld
	Number	Percent	Number	Percent
Susan F. Dabarno	538,584,625	87.83	74,626,583	12.17
Patrick D. Daniel	537,895,307	87.72	75,316,195	12.28
Ian W. Delaney	536,731,302	87.53	76,478,235	12.47
Brian C. Ferguson	536,650,354	87.51	76,560,854	12.49
Steven F. Leer	536,895,053	87.55	76,316,155	12.45
Richard J. Marcogliese	538,133,532	87.76	75,076,004	12.24
Claude Mongeau	538,594,552	87.83	74,616,656	12.17
Charles M. Rampacek	534,832,174	87.22	78,379,033	12.78
Colin Taylor	538,053,072	87.74	75,156,758	12.26
Wayne G. Thomson	536,784,027	87.54	76,427,181	12.46
Rhonda I. Zygocki	539,278,454	87.94	73,933,081	12.06

Cenovus welcomes Susan F. Dabarno as a new member of its Board of Directors. Ms. Dabarno is a director of Manulife Financial Corporation and has extensive wealth management and financial expertise. Ms. Dabarno spent seven years with Richardson Partners Financial Limited, an independent wealth management services firm, serving as President and Chief Executive Officer and then as Executive Chair during her tenure. Prior to joining Richardson Partners Financial Limited, Ms. Dabarno was President and Chief Operating Officer at Merrill Lynch Canada Inc.

Cenovus would like to extend its sincere thanks and best wishes to Michael A. Grandin and Valerie A.A. Nielsen, who have retired from the Board of Directors. Mr. Grandin served as Chair of the Board and Ms. Nielsen as a Director since Cenovus’s inception in 2009.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations Kam Sandhar Vice-President, Investor Relations & Corporate Development 403-766-5883	Media Brett Harris Manager, External Communications 403-766-3420 Media Relations general line 403-766-7751